Filed pursuant to 424(b)(3)

Registration Statement No. 333-272503

PROSPECTUS SUPPLEMENT NO. 8

(To Prospectus dated June 22, 2023)

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

Up to 606,060 Ordinary Shares

Warrant A to Subscribe for up to 606,060 Ordinary Shares

Warrant B to Subscribe for up to 606,060 Ordinary Shares

Pre-Funded Warrants to Subscribe for up to 606,060 Ordinary Shares

(or some combination of Ordinary Shares and Warrants

and/or Pre-Funded Warrants and Warrants in the amounts reflected above)

Up to 1,212,121 Ordinary Shares Underlying the Warrants

Up to 606,060 Ordinary Shares Underlying the Pre-Funded Warrants

(in each case, after taking into account the 22:1 reverse stock split effective as of August 21, 2023)

This prospectus supplement (this “Prospectus Supplement”) is being filed to update and supplement our prospectus dated June 22, 2023, as supplemented (the “Prospectus”), whereby the Company offered up to $3,200,000 of our ordinary shares, at a public offering price of $0.24 (pre-reverse stock split), and Warrant A to subscribe for 13,333,333 ordinary shares (606,060 ordinary shares after taking into account the reverse stock split) and Warrant B to subscribe for 13,333,333 ordinary shares (606,060 ordinary shares after taking into account the reverse stock split) for no additional consideration. We also offered to certain purchasers whose acquisition of ordinary shares in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding ordinary shares immediately following the consummation of this offering, the opportunity to acquire, if any such purchaser so chooses, 13,333,333 pre-funded warrants (pre-reverse stock split) to subscribe for ordinary shares, in lieu of ordinary shares that would otherwise result in such purchaser’s beneficial ownership exceeding 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding ordinary shares. This offering also relates to the ordinary shares issuable upon exercise of any pre-funded warrants sold in this offering. As of the date of this Prospectus Supplement, all pre-funded warrants have been exercised in full.

Each ordinary share and pre-funded warrant was issued together with a Warrant A to subscribe for one ordinary share at an exercise price of $5.28 (after taking into account the reverse stock split) per share (representing 100% of the price at which an ordinary share is issued to the public in this offering) and a Warrant B to subscribe for one ordinary share at an exercise price of $5.28 (after taking into account the reverse stock split) per share (representing 100% of the price at which an ordinary share is issued to the public in this offering). The warrants are exercisable immediately and will expire five years from the date of issuance. Because we issued a Warrant A and a Warrant B for each ordinary share and for each pre-funded warrant to subscribe for one ordinary share sold in this offering, the number of warrants issued as part of this offering will not change as a result of a change in the mix of the ordinary shares and pre-funded warrants issued.

Specifically, this Prospectus Supplement is being filed to update and supplement the information included in the Prospectus with certain information contained in our Report on Form 6-K submitted to the U.S. Securities and Exchange Commission (the “SEC”) on November 28, 2023 (the “Form 6-K”). Accordingly, we have included below such information in this Prospectus Supplement. Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement modifies or supersedes such statement.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Prospectus.

This Prospectus Supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

We may further amend or supplement the Prospectus and this Prospectus Supplement from time to time by filing amendments or supplements as required. You should read the entire Prospectus, this Prospectus Supplement and any amendments or supplements carefully before you make your investment decision.

Our Ordinary Shares are listed on The Nasdaq Global Market under the symbol “SMX” and our public warrants are listed on The Nasdaq Capital Market under the symbol “SMXWW”. On November 27, 2023, the closing price of our Ordinary Shares was $1.16.

Investing in our Ordinary Shares involves significant risks. You should read the section entitled “Risk Factors” beginning on page 15 of the Prospectus for a discussion of certain risk factors that you should consider before investing in our Ordinary Shares.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is November 28, 2023

PRESS RELEASE

SMX Announces Planned Launch of

World’s First Plastic Cycle Token

THE NEXT GENERATION OF CARBON CREDITS

New York, Dubai, November 28, 2023 – SMX (Security Matters) PLC (NASDAQ:SMX; SMXWW), a pioneer in digitizing physical objects for a circular economy, has announced today the planned launch of a groundbreaking plastic cycle token, scheduled for release in Q2 2024. Amidst a global context where only an estimated 9% of plastic is recycled in a market valued at over $40 billion, this initiative is being designed to present a reliable, ethical digital credit platform, aiming to capitalize on billions of dollars in recyclable plastics credits in a newly created market.

The contemplated collaboration is expected to amalgamate a diverse array of partners and sponsors, each contributing distinct skills and expertise to create the Plastic Cycle Token. Consortium members are being identified and would be selected to provide deep domain knowledge and technology to ensure best practices and technical proficiency.

This tradeable plastic cycle token is being designed to enable companies to transition towards sustainable practices, encouraging entities within and outside the plastic ecosystem, including oil producers and waste management firms, to increase recycled content utilization.

This initiative is also expected to position the SMX Plastic Cycle Token as a next-generation alternative to carbon credits, creating a new paradigm in the Impact ESG investment landscape. Each token is being designed to represent a quantifiable amount of recycled plastic using SMX’s technology to physically mark the plastics, potentially offering a tangible impact on environmental circularity.

SMX believes that the goals of its Plastic Cycle Token project aligns with the European Union’s ongoing efforts to address the limitations of the current carbon credit system, including the adoption of a strict mass balance definition. The proposed EU Packaging and Packaging Waste Regulation aims for at least 50% of all EU plastic waste to be recycled by 2025.

Mass balance, a chain of custody model under ISO standard 22095, is already utilized in sectors like biofuels and fair-trade commodities. However, SMX believes that this is still not sufficient. Some major corporations have formally advocated a strict mass balance measurement with chemical and physical traceability. SMX’s technology enables physical traceability, supporting this Plastic Cycle Token model, and SMX believes will incentivize genuine plastic recycling.

SMX’s technology can precisely tangibly identify the origins and composition of raw materials in consumer products and packaging, promoting efficient recycling and reuse. It comprises a chemical marker, reader technology, and blockchain data storage, facilitating a global system for grading and certifying plastic recycled content.

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6